SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

Under the Securities Exchange Act of 1934

Village Bank and Trust Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92705T200

(CUSIP Number)

Kenneth R. Lehman, 122 North Gordon Road, Fort Lauderdale, FL 33301 703-975-7967

(Name, address and telephone number of person authorized to receive notices and communications)

November 7, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92705T200	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS:		Kenneth R. Lehman
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):		NA

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a) ☐
	(b) ☒

3.	FOR SEC USE ONLY

4.	SOURCE OF FUNDS		PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)		☐

6.	CITIZENSHIP		USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	739,788

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	739,788

	(10)	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		739,788

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		50.9%

14.	TYPE OF REPORTING PERSON		IN

CUSIP No. 92705T200	Page 3 of 4 Pages

Item 1. Security and Issuer

This statement relates to the common stock, par value $4.00 (“Common Stock”) of Village Bank and Trust Financial Corp. (the “Company”). The Company’s principal executive offices are located at 13319 Midlothian Turnpike, Midlothian, VA 23113.

Item 2. Identity and Background

(a)	This statement is filed by Kenneth R. Lehman (the “Reporting Person”).

(b)	The address of the Reporting Person is 122 North Gordon Road, Fort Lauderdale, FL 33301.

(c)	The Reporting Person is a private investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration

The source of funds for the purchases identified in Item 5(c) was a line of credit from an unaffiliated financial institution that was previously established for investment purposes. None of the shares acquired in the transactions described in Item 5(c) are pledged with any banking institution, brokerage firm, or other person or entity as collateral for any credit facility; however, from time to time in the future, all or part of such shares may be so pledged.

Item 4. Purpose of the Transaction

The Reporting Person acquired the shares of Common Stock reported herein for investment. The Reporting Person may from time to time purchase additional shares of Common Stock, and/or dispose of any or all of the shares of Common Stock. The Reporting Person intends from time to time to engage in discussions with management regarding the Company’s financial condition, results of operations, and business strategies. Other than as described herein, as of the date hereof the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above.

The Reporting Person is likely from time to time to review or reconsider his intention in holding and/or acquiring shares of Common Stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (a) through (j).

CUSIP No. 92705T200	Page 4 of 4 Pages

(a)	The Reporting Person owns 739,788 shares, or 50.9%, of the outstanding shares of Common Stock.

(b)	The Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.

(c)	As reported previously on Forms 4, within the last 60 days the Reporting Person purchased the following shares on the open market: on 11/7/2019, 2,300 shares for $34.45 per share; on 11/7/2019, 1,902 shares for $34.94 per share; on 11/8/2019, 12,500 shares for $34.45 per share; on 11/11/2019, 2,095 shares for $34.71 per share; on 11/12/19, 75 shares for $34.67 per share. Other than transactions reported in this Item 5(c), the Reporting Person has not engaged in any transactions in the Common Stock for the period beginning 60 days prior to the date hereof.

(d)	No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

NA

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 12, 2019

/s/ Kenneth R. Lehman
Kenneth R. Lehman